Exhibit 99.6

Re: Status report of Company’s senior positions

As of 5 February 2009 the status of senior positions and directors in the company is:

Name	Type of identification	Number of identification	Position	With knowledge in financial accounting	Member of the Audit Committee
Yahel Shachar	Number of identity card	057484826	CEO
Shachar Rachim	Number of identity card	28564037	CFO
Ilan Ben Dov	Number of identity card	054676168	Head of the Board of Directors	No	No
Dror Barzilay	Number of identity card	51955995	External Director	Yes	Yes
Yoav Biran	Number of identity card	07935836	External Director	No	Yes
Iris Beck	Number of identity card	022194674	Director	No	No
Yechiel Feingold	Number of identity card	08388944	Director	Yes	Yes
Yossi Arad	Number of identity card	058132234	Director	Yes	No
Shalom Singer	Number of identity card	00660894	Director	Yes	Yes
Arie Ovadia	Number of identity card	78284338	Director	Yes	No
Moshe Cohen	Number of identity card	051209971	Internal Auditor
Shachar Landau	Number of identity card	055723175	Other Manager directly under the CEO
David Piamenta	Number of identity card	28641777	Other Manager directly under the CEO